Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

June 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Eddie Kim

David Plattner

Re:	Amprius Technologies, Inc.
Schedule TO-I filed May 13, 2024
File No. 005-93595

Ladies and Gentlemen:

On behalf of our client, Amprius Technologies, Inc. (“Amprius” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 22, 2024, relating to the above referenced Schedule TO-I submitted to the Commission on May 13, 2024 (the “Schedule TO”). We are concurrently filing via EDGAR Amendment No. 1 to the Schedule TO (the “Amended Schedule TO”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Schedule TO-I filed May 13, 2024; Offer to Exercise

General

1.

It appears that you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A. In your response letter, explain why you do not believe such information is material in the context of this offer, or revise to provide such information in the amended disclosure document.

The Company has revised the Amended Schedule TO to include pro forma financial information required by Item 1010(b) of Regulation M-A.

2.

We note the following disclosure on pages i and 12: “Notwithstanding the temporary reduction of the exercise price of the Offering Warrants, during the offer period, holders of Offering Warrants may exercise such Offering Warrants at the initial exercise price of $11.50 per Offering Warrant following the procedures set forth in the Warrant Agreement. . . .” Please supplementally advise as to why a warrant holder would exercise at the substantially higher price of $11.50 during the offer period. Please confirm that the procedures under this Offer to Exercise and under the Warrant Agreement are substantially different enough that warrant holders will not be confused on how their tendered warrants will be treated, and please advise as to what protections are in place such that warrant holders who take steps to exercise at the higher price are, before such exercise is processed, adequately informed of the Offer to Exercise at the lower price.

AUSTIN  BEIJING  BOSTON  BOULDER  BRUSSELS  HONG KONG  LONDON  LOS ANGELES  NEW YORK  PALO ALTO

SALT LAKE CITY  SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC  WILMINGTON, DE

Securities and Exchange Commission

June 3, 2024

The Company respectfully advises the Staff that, while it is mechanically possible for a warrant holder to exercise at the substantially higher price of $11.50 during the offer period, the Company does not expect any applicable warrant holder to exercise their warrants at the $11.50 per warrant exercise price while the Company’s common stock is trading below such price. Since the launch of this offer, no holder has exercised its warrants at the $11.50 per warrant exercise price.

Further, the Company confirms that the warrant exercise procedures at the reduced exercise price under this offer and the warrant exercise procedures at the $11.50 per warrant exercise price under the Warrant Agreement are substantially different enough that the warrant holders will not be confused on how their tendered warrants will be treated. An exercise made pursuant to this offer is processed on a different Depository Trust Company (“DTC”) platform from standard exercises. Any exercises made pursuant to this offer (i) will be processed via DTC’s Automated Tender Offer Platform (“ATOP”), (ii) use a form of exercise that is specific to exercising pursuant to this offer and (iii) the payments therefore will be made following the offer expiration date. This substantially differs from standard exercises under the Warrant Agreement, which are processed via DTC’s warrants (“WARR”) platform, which offers same day credit for exercises. In order to ensure that warrant holders are adequately informed of the existence of this offer, DTC has placed a certification on the WARR platform that alerts participants to this offer and links participants to the DTC announcement for the offer. The Company has also been advised that DTC has taken further measures to link these events on their portals and ensure participant awareness.

3.

We note the following disclosure on page i: “If a holder of Offering Warrants would be entitled to receive a fractional Offering Warrant, the Company must round down to the nearest whole number the number of Offering Warrants to be issued to such holder.” The reference to a “fractional Offering Warrant” (as opposed to a fractional share of Common Stock) appears to be incorrect. Please revise, or advise.

The Company has revised the Offer to Exercise attached as Exhibit (a)(1)(B) to the Schedule TO (the “Offer to Exercise”), through the Amended Schedule TO, to amend and supplement the disclosure on page i of the Offer to Exercise.

4.

We note the various references to the “original expiration date” of the applicable Offering Warrants. Please disclose the specific date or dates referred to, and please explain why the phrase “original expiration date” is used rather than simply “expiration date.”

The Company has revised the Offer to Exercise, through the Amended Schedule TO, to amend and supplement the disclosure on pages 4, 10, 12 and 13 of the Offer to Exercise.

Historical Financial Information and Other Financial Information Regarding the Company, page 18

5.

Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations.” Please revise the Offer to Exchange to include such information and disseminate the amended disclosure in the same manner as the original offer materials.

The Company has revised Section 14 (Historical Financial Information and Other Financial Information Regarding the Company) of the Offer to Exercise, through the Amended Schedule TO, to amend and supplement the disclosure with the summarized financial information. The Company further confirms it will undertake to disseminate the Amended Schedule TO in the same manner as the original offer materials.

Securities and Exchange Commission

June 3, 2024

Fees and Expenses, page 25

6.

We note the disclosure that states that “[t]he Company also may retain one or more warrant solicitation agents for the Offer to Exercise.” Please confirm your understanding that, if the Company does “retain one or more warrant solicitation agents” in the future, the Company must file an amendment to Schedule TO to provide any relevant, specific information, including under Item 9 of Schedule TO. See Item 1009(a) of Regulation MA.

The Company respectfully advises the Staff that it will amend the Schedule TO for this information if the Company engages a warrant solicitation agent for the Offer to Exercise.

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me or Austin D. March at mbaudler@wsgr.com or 650-320-4597 and amarch@wsgr.com or 512-338-5410, respectively.

Respectfully Submitted,

/s/ Mark B. Baudler
Mark B. Baudler Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Dr. Kang Sun, Amprius Technologies, Inc.

Sandra Wallach, Amprius Technologies, Inc.

Michael Danaher, Wilson Sonsini Goodrich & Rosati, P.C.